Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                        INVESCO COMMODITIES STRATEGY FUND

A Special Meeting ("Meeting") of Shareholders of Invesco Commodities Strategy Fund ("Fund") was held on April 2, 2012 and was adjourned until April 16, 2012, April 30, 2012, and further adjourned until May 25, 2012. The Meeting on May 25, 2012 was held for the following purpose:

(1) Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                    Votes     Votes     Broker
Matter                                                 Votes For   Against   Abstain   Non-Votes
------                                                 ---------   -------   -------   ---------
(1) Approve an Agreement and Plan of Reorganization.   2,275,454   158,787   276,863       0